

April 1, 2013

Via E-mail
Cameron D. MacDougall
General Counsel - Fortress Private Equity
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

>   **Re: New Residential Investment Corp.
>   Amendment No. 2 to Form 10
>   Filed March 12, 2013
>   File No. 001-35777**

Dear Mr. MacDougall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

Application of Critical Accounting Policies, page 77

1.   As your Initial Portfolio continues to change, please update your critical accounting policy discussion accordingly. For example, please expand your disclosure regarding investments in equity method investees to address the expected accounting for your equity method investment related to consumer loans; currently, you only address your investments which invest in Excess MSRs.

Initial Portfolio, page 81

2.   We note your responses to comments 3 and 6 from our letter dated March 5, 2013 and your revised disclosure on page 82. For each equity method investment, please further disclose the type of interests held in each investee. Clarify if there are any managing member interests or general partner interests. Also, as it relates to the co-investment in the consumer loans, clarify if Springleaf already owns and/or services the loans that will be acquired or if they will be purchased from an unrelated third-party. Lastly, please provide us with the analysis in which you determined that the equity method investees are not VIEs; please address how you considered the role of the servicers of the underlying assets in your conclusion.

Other Investments, page 88

3.   We note your disclosure on pages 152 and 155 stating that investments in consumer loans will only generate qualifying gross income and qualify as real estate assets for purposes of the REIT gross income and asset tests, respectively, for one year following the receipt of new capital used to purchase the investment. In that regard, please discuss your plans regarding these assets as they relate to maintaining your qualification as a REIT. Specifically, tell us and disclose whether you intend to sell the investments in consumer loans, or whether you anticipate that they will become insignificant for purposes of the REIT qualification tests. Furthermore, it appears that you have presented your pro forma financial statements assuming that you will qualify as a REIT; please clarify how this is factually supportable given the asset portfolio included.

4.   Please further expand your disclosure to include the following:

    •   Amount of the consumer loan pool that will be made up of personal unsecured loans versus personal homeowner loans,
    •   For the loans secured by other assets, breakdown of the type of asset (i.e., second or third liens on real estate),
    •   Loan maturity schedule, and
    •   Discussion of interest rates and a breakdown between fixed and adjustable rate loans.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

5.   We note your response to comment 5 from our letter dated March 5, 2013. We will continue to monitor future amendments for the presentation of New Residential's new capital structure and pro forma per share data once the distribution ratio has been determined.

Cameron D. MacDougall
New Residential Investment Corp.
April 1, 2013
Page 3

6.   We continue to question the appropriateness of your pro forma income statement. Please further address why the historical results of the acquired non-Agency RMBS are not available; clarify if this information was not available upon acquisition by Newcastle. Please also specifically address your consideration of the March 5, 2013 agreed-upon equity method investment in a portfolio of consumer loans when presenting your pro forma income statements. We may have further comment.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-4

7.   We note that you entered into an agreement on February 27, 2013 to purchase a 70% interest in non-performing residential loans for $35 million. We also note that subsequent to December 31, 2012 you acquired additional non-Agency RMBS for approximately $191 million. Please tell us why these investments, and any related financing, have not been included in your pro forma balance sheet.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-5

8.   Note (c) indicates that the presentation assumes that the equity method investments will be funded entirely with equity; however, we note the disclosure on page 9 and elsewhere in the filing that the equity used to invest in the consumer loan portfolio will not exceed $450 million. Please reconcile these statements and clearly explain how your company and/or Newcastle will fund these purchases. In light of the uncertainty surrounding the funding of these potential purchases, please explain further how you determined that the acquisitions are probable at this time. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cameron D. MacDougall
New Residential Investment Corp.
April 1, 2013
Page 4

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP